Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

March 28, 2018

VIA EDGAR

Mr. Chad Eskildsen

Division of Investment Management, Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Eskildsen:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on February 26, 2018 in connection with the April 30, 2017 and October 31, 2017 shareholder reports filed by the Registrant on Form N-CSR (the “Shareholder Reports”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on February 26, 2018, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Shareholder Reports.

Staff Comments:

1.	Staff Comment: The Staff notes that for the Aspen Managed Futures Strategy Fund and the Highland Resolute Fund that management fees paid by the respective offshore subsidiaries of the aforementioned funds are shown separately in the Statements of Operations for such funds. The “Management Fee” line items in the Fees and Expenses Tables for such funds should include management fees payable by the offshore subsidiaries, and to the extent any such amounts are waived or reimbursed, likewise reflected in the “Fee Waiver and/or Expense Reimbursement” line item. We refer to the minutes of the 2002 AICPA Expert Panel.

Registrant’s Response: In acknowledgment of the Staff’s comments, the Registrant will include management fees paid by offshore subsidiaries of its Funds within the “Management Fee” line items in the respective Fees and Expenses tables in the prospectuses for such Funds (accompanied by an explanatory footnote). To the extent applicable, any such amounts waived or reimbursed will be accordingly reflected in the respective “Fee Waiver and/or Expense Reimbursement” line items.

U.S. Securities and Exchange Commission

Division of Investment Management

March 28, 2018

2.	Staff Comment: The Staff notes that offshore subsidiary management fees for the ALPS/CoreCommodity Management CompleteCommodities Strategy Fund are not reflected in such fund’s Statement of Operations. These amounts should be included in the Statements of Operations. In addition, per Comment No. 1 above, offshore subsidiary management fees should be reflected in the prospectus Fees and Expenses table under the “Management Fee” line item and/or Fee Waiver and/or Expense Reimbursement” line item.

Registrant’s Response: The Registrant will incorporate the offshore subsidiary management fees for the ALPS/CoreCommodity Management CompleteCommodities Strategy Fund’s Statement of Operations going forward.

3.	Staff Comment: The Statements of Investments, as reflected in the Shareholder Reports, show significant fund assets for certain funds within certain industry sectors. The prospectus disclosure for such funds may include risk disclosure for “Industry Risk” and/or “Sector Risk.” In the Staff’s view, however, such disclosures are too generic, and to the extent applicable, the Registrant should include specific sector risk disclosure, or explain why such disclosures should not be included in the prospectus.

Registrant’s Response: For future disclosures of a Fund’s principal risks in the prospectus, the Registrant anticipates that it will solicit feedback from the appropriate adviser or sub-adviser, as applicable, regarding such disclosure. Based on information provided by such adviser or sub-adviser, the Registrant expects that it will, if holdings within a given industry sector are indicative of how the Fund will operate under normal conditions, seek to enhance the Fund’s principal risk disclosure with specific sector discussions as appropriate. Alternatively, the Registrant may, based on information provided by the adviser or sub-adviser, determine not to include sector or industry-specific principal risk disclosure if the Fund’s holdings in such sector or industry are not expected to be representative of how the Fund will operate under normal conditions.

4.	Staff Comment: With respect to the Seafarer Overseas Growth and Income Fund and the Seafarer Overseas Value Fund, the Staff notes that graphical representations of fund holdings – per the instructions to Item 27 of Form N-1A – are not present. These should be included in the future.

U.S. Securities and Exchange Commission

Division of Investment Management

March 28, 2018

Registrant’s Response: The Registrant will include graphical representations of fund holdings for the two abovementioned Funds in future shareholder reports.

5.	Staff Comment: The Fees and Expenses table for Class A shares of the Aspen Portfolio Strategy Fund indicates an expense cap of 1.55%, exclusive of shareholder services fees and Acquired Fund Fees and Expenses. This should result in a net operating expenses ratio of 2.14%, instead of the 1.99% shown. Please confirm the figures.

Registrant’s Response: Based on a review of the Fees and Expenses table in question, the Registrant notes that the figures reflected for the total annual fund operating expenses (both before and after fee waivers/expense reimbursements) are correct. However, the line item for “Distribution and service (12b-1) fees” inadvertently reflects not only the aforementioned distribution and service (12b-1) fees for Class A shares (0.25%), but also reflects shareholder services fees for Class A shares (0.15%). Those shareholder services fees then appear separately, and are counted again, as a sub-category under “Other Expenses”. The Registrant will correct the presentation of the abovementioned line items in the subsequent annual update of the Aspen Portfolio Strategy Fund’s prospectus.

6.	Staff Comment: The Staff notes that six of the funds identified in the Shareholder Reports are classified as non-diversified, but appear to be operating as diversified funds. Please confirm that these funds will comply with Section 13(a) of the Investment Company Act and Rule 13a-1 thereunder.

Registrant’s Response: The Registrant notes that with respect to the ALPS/Kotak India Growth Fund, the Registrant updated the disclosure for such Fund to reflect its classification as a diversified fund in the post-effective amendment filed on February 28, 2018. The Registrant separately confirms that for the Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Stalwarts Fund, Grandeur Peak International Stalwarts Fund, Rondure New World Fund, Rondure Overseas Fund, and Vulcan Value Partners Small Cap Fund, such Funds intend to operate in accordance with Section 13(a) of the Investment Company Act and any shareholder approval requirements thereunder, and are being monitored from that perspective.

7.	Staff Comment: With respect to the Highland Resolute Fund, the Staff is unable to reconcile the data in the “Market Value” column in such fund’s Total Return Swap Contracts summary table to the data from the individual securities in such baskets. Note that Article 12 of Regulation S-X requires that, for derivatives where the underlying asset is a basket of securities, funds reflect information with respect to the 50 largest components of such basket. Please confirm which approach the Registrant is taking.

U.S. Securities and Exchange Commission

Division of Investment Management

March 28, 2018

Registrant’s Response: The Registrant’s disclosure approach had been to disclose the largest 50 security positions as required under Article 12 of Regulation S-X. As there may be more than 50 underlying security positions in a given swap contract, the market value of the largest 50 security positions will in such circumstances not reconcile to the summary table. An additional disclosure will be included in future reports to disclose the total value of the remaining underlying positions to reconcile the total market value to the Total Return Swap Contracts summary table.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP